Sullivan & Worcester LLP	T 202 775 1200
1666 K Street NW	F 202 293 2275
Washington, DC 20006	www.sandw.com

April 22, 2010

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Virtus Equity Trust

(Virtus Quality Small-Cap Fund)

CIK 0000034273

(File No. 333-165702)

Ladies and Gentlemen:

This letter sets forth responses to oral comments received from Brion Thompson of the staff of the Securities and Exchange Commission (the “SEC”) on April 19, 2010, with respect to the registration statement on Form N-14 that was filed by Virtus Equity Trust (“Equity Trust”) on March 25, 2010, relating to the reorganization of Virtus Disciplined Small-Cap Value Fund, a series of Virtus Insight Trust, into Virtus Quality Small-Cap Fund, a series of Equity Trust. Where noted, changes, as applicable, have been made to the prospectus/proxy statement and pro forma combining financial information. Revised pages of the foregoing documents are attached.

Set forth below is each comment and the Fund’s response thereto.

1.	Comment: Please provide an explanation of the basis for determining to have the surviving fund pay all the costs of the merger.

Response: The Board was presented with certain information from Fund Management which indicated that the advisory fee of the Quality Small-Cap Fund would be contractually reduced and total expenses of the surviving fund, as a percentage of assets, would be lower than the current total operating expenses of the Quality Small-Cap Fund, thus providing a savings to shareholders of the Quality Small-Cap Fund.

Fund Management proposed, and the Board agreed, that based on the potential savings to Virtus Quality Small-Cap Fund’s shareholders, the Fund should incur the costs of the merger.

2.	Comment: In the Q&A Section, please add a statement in the answer to the second question to clarify that gross expenses will increase.

BOSTON NEW YORK WASHINGTON, DC

U.S. Securities and Exchange Commission

April 21, 2010

Response: The paragraph has been revised as follows:

“The Reorganization is part of a restructuring designed to eliminate the offering of overlapping funds with similar investment objectives and strategies within the Virtus Mutual Funds complex, while simultaneously creating economies of scale for the surviving funds that are intended to lower fund expenses. Quality Small-Cap has a substantially similar investment objective, and its performance for the one- and three-year periods ended December 31, 2009 has exceeded that of Disciplined Small-Cap Value. In addition, effective immediately prior to the Reorganization, the Adviser to Quality Small-Cap will contractually reduce its advisory fee to 0.70%. While gross expenses for Disciplined Small-Cap Value will be higher, the Adviser will voluntarily limit expenses for the combined Fund after the Reorganization to a level not expected to be higher than Disciplined Small-Cap Value’s current total operating expense ratio. The expense limitations are voluntary and they may be discontinued at any time. The Reorganization could create better efficiencies for the portfolio management team, and perhaps lower expenses for Quality Small-Cap as assets grow, which will benefit shareholders of Disciplined Small-Cap Value.”

3.	Comment: On page ii of the Q&A Section, please describe the difference in the secondary investment objective between the funds in the answer to the first question.

Response: The paragraph has been revised as follows:

“The investment objective of Disciplined Small-Cap Value is substantially similar to that of Quality Small-Cap, but there is a difference in that, unlike Disciplined Small-Cap Value, Quality Small-Cap does not have a secondary objective to seek income. The investment strategies for Disciplined Small-Cap Value are also substantially similar to those for Quality Small-Cap, but there is one difference. Quality Small-Cap invests in approximately 20-35 securities at any given time, while Disciplined Small-Cap Value generally does not limit the number of securities it holds at any given time.”

4.	Comment: On page 9 in the last paragraph, please clarify the investment practices of the surviving fund that explain the reason for selling a substantial portion of the assets of the merging fund.

Response: The paragraph has been revised as follows:

“Although Disciplined Small-Cap Value and Quality Small-Cap have substantially similar investment objectives and investment strategies, all or a substantial portion of the securities held by Disciplined Small-Cap Value may be sold after the Reorganization in order to comply with the investment practices of Quality Small-Cap in connection with the Reorganization. Quality Small-Cap’s subadviser intends to continue to focus the portfolio on a limited number of high quality securities, while Disciplined Small-Cap Value holds a much greater number of portfolio securities. Quality Small-Cap is therefore expected to sell any securities held by Disciplined Small-Cap Value that fall

U.S. Securities and Exchange Commission

April 21, 2010

outside of its limited holdings strategy. For any such sales, the transaction costs will be borne by Quality Small-Cap. Such costs are ultimately borne by the Fund’s shareholders.”

5.	Comment: Please explain the reasons for keeping the smaller fund as the legal and accounting survivor consistent with the factors delineated in the North American Security Trust no-action letter.

Response: The North American letter sets forth the following factors that should be analyzed when determining an accounting survivor: Funds should compare the attributes of the surviving fund and the predecessor fund to determine if the surviving fund closely resembles the predecessor. Funds should compare the investment advisers, investment objectives, policies and restrictions; expense structure and expense ratios; asset size and portfolio composition.

The investment adviser for the Funds is identical. The subadviser for the surviving fund will be the current subadviser for the Quality Small-Cap Fund. While the Funds’ investment objectives and policies are substantially similar, the surviving fund will follow the investment policies and restrictions of the Quality Small-Cap Fund. As to portfolio composition, the surviving fund will continue to be managed by Kayne Anderson Rudnick Investment Management, LLC, and it is the existing Quality Small-Cap Fund and its limited number of portfolio holdings that most closely resembles the surviving fund following the merger. The surviving fund’s expense structure is identical to that of the acquired fund, and the expense ratios of the combined fund are expected to be slightly lower than those currently for the Quality Small-Cap Fund. Furthermore, the performance of the Quality Small-Cap Fund more accurately reflects the true performance of the subadviser using the investment strategy to be applied to the combined fund. Given these factors, we believe that the Quality Small-Cap Fund is the appropriate surviving fund, its smaller asset size notwithstanding.

6.	Comment: Discuss the potential loss of capital loss carry forwards in the Summary section of the prospectus/proxy statement.

Response: The requested information has been added. Please see attached.

7.	Comment: In the Expense Example Section, place the example of the Class C shares without redemption directly after the example of Class C shares that incorporate redemptions.

Response: The requested change has been made. Please see attached.

U.S. Securities and Exchange Commission

April 21, 2010

8.	Comment: In the Section titled “Information Concerning the Meeting and Voting Requirements”, discuss how the Fund determined that the costs of the reorganization were reasonable and that the surviving fund should bear the costs thereof.

Response: The requested information has been added. Please see attached.

9.	Comment: In the pro forma financial information, add a discussion of the sale of the target fund’s portfolio securities after the reorganization and the costs of such sales.

Response: The requested information has been added. Please see attached.

10.	Comment: In the pro forma financial information, disclose the capital loss carryforwards of both funds as of the end of the last fiscal year.

Response: The requested information has been added. Please see attached.

11.	Comment: Add Tandy disclosures.

Response: The requested language is set forth below.

The Fund acknowledges that:

1)	it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced registration statement;

2)	staff comments or changes to disclose in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

3)	the Fund may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1227.

Very truly yours,

/s/ Arie Heijkoop, Jr.
Arie Heijkoop, Jr.

Enclosures

cc:	Kevin J. Carr, Esq.
Robert N. Hickey, Esq.

You would pay the following expenses if you did not redeem your Class C shares:

	Class C
	One Year	Three Years	Five Years	Ten Years
Disciplined Small-Cap Value	$220	$679	$1,164	$2,503
Quality Small-Cap	$266	$817	$1,395	$2,964
Quality Small-Cap (Pro Forma)	$226	$697	$1,195	$2,565

	Class I
	One Year	Three Years	Five Years	Ten Years
Disciplined Small-Cap Value	$124	$387	$670	$1,477
Quality Small-Cap	$166	$514	$887	$1,933
Quality Small-Cap (Pro Forma)	$125	$390	$676	$1,489

Portfolio Turnover

Each Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the examples, affect the Funds’ performance. During the most recent fiscal year, Disciplined Small-Cap Value’s portfolio turnover rate was 67% of the average value of its portfolio, while Quality Small-Cap’s portfolio turnover rate was     % of the average value of its portfolio.

How do the Funds’ performance records compare?

The following charts show how the Class A shares of Disciplined Small-Cap Value and Quality Small-Cap have performed in the past. The Class A shares of Disciplined Small-Cap Value commenced operations on August 17, 1999, the Class I shares commenced operations on March 24, 1997 and the Class C shares commenced operations on June 26, 2006. The Class A, Class C and Class I shares of Quality Small-Cap commenced operations on June 28, 2006.

Quality Small-Cap, a series of Equity Trust (“Successor Fund”), is the successor of the Phoenix Quality Small-Cap Fund, a series of Phoenix Investment Trust 97 (“Predecessor Fund”), resulting from a reorganization of the Predecessor Fund with and into the Successor Fund on March 10, 2008. The Predecessor Fund and the Successor Fund have identical investment objectives and strategies. The Successor Fund has adopted the past performance of the

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Advisory Fees

For its management and supervision of the daily business affairs of Quality Small-Cap, the Adviser is entitled to receive a monthly fee that is accrued daily against the value of Quality Small-Cap’s net assets at the following annual rates:

First $400 million	0.90%
Over $400 million through $1 billion	0.85%
Over $1 billion	0.80%

Effective immediately prior to the Reorganization, the Adviser will contractually reduce its advisory fee to 0.70% and will voluntarily limit the total operating expenses (excluding interest, taxes and extraordinary expenses) of the Fund to 1.41%, 2.16% and 1.21% for Class A, Class C and Class I shares, respectively. The Adviser may discontinue the reimbursement arrangement at any time. Under certain conditions, the Adviser may recapture operating expenses reimbursed under this arrangement subsequent to August 23, 2007, for a period of three years following the end of the fiscal year in which such reimbursements occurred.

Subadvisory Fees

Under the terms of the Subadvisory Agreement, the Subadviser is paid by the Adviser for providing advisory services to Quality Small-Cap. The Fund does not pay a fee to the Subadviser. The Adviser pays the Subadviser a subadvisory fee at the rate of 50% of the net advisory fee.

What will be the primary federal tax consequences of the Reorganization?

Prior to or at the completion of the Reorganization, the Funds will have received an opinion from the law firm of McDermott Will & Emery LLP that, for federal income tax purposes, the Reorganization contemplated by the Plan more likely than not will qualify as a tax-free reorganization described in section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that each Fund more likely than not will be “a party to a reorganization,” within the meaning of section 368(b) of the Code.

If the Reorganization qualifies as a tax-free reorganization and each of the Funds is a party to a reorganization, as described above, then, as a result, for federal income tax purposes, no gain or loss will be recognized by Disciplined Small-Cap Value or its shareholders as a result of receiving shares of Quality Small-Cap in connection with the Reorganization. The holding period and aggregate tax basis of the shares of Quality Small-Cap that are received by the shareholders of Disciplined Small-Cap Value will be the same as the holding period and aggregate tax basis of the shares of Disciplined Small-Cap Value previously held by such shareholders, provided that such shares of Disciplined Small-Cap Value are held as capital assets. In addition, no gain or loss will be recognized by Quality Small-Cap upon the receipt of the assets of Disciplined Small-Cap Value in exchange for shares of Quality Small-Cap and the assumption by Quality Small-Cap of Disciplined Small-Cap Value’s liabilities, and the holding period and tax basis of the assets of Disciplined Small-Cap Value in the hands of Quality Small-Cap as a result of the Reorganization will be the same as in the hands of Disciplined Small-Cap Value immediately prior to the Reorganization. Quality Small-Cap’s utilization after the Reorganization of any pre-Reorganization losses realized by Quality Small-Cap to offset income or gain realized by Disciplined Small-Cap Value could be subject to limitation.

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Proxies may be revoked by mailing a notice of revocation to the Secretary of Insight Trust at the address set forth on the cover page of this Prospectus/Proxy Statement, by executing a superseding proxy by telephone or through the Internet or by attending the Meeting in person and voting your shares. Unless revoked, all valid proxies will be voted in accordance with the specifications thereon or, in the absence of such specifications, FOR approval of the Plan and the Reorganization contemplated thereby.

If you wish to participate in the Meeting, you may submit the proxy card included with this Prospectus/Proxy Statement, vote through the Internet or by telephone, or attend in person. Guidelines on voting by mail, by telephone, through the Internet or in person at the Meeting appear on the enclosed proxy card.

If the enclosed proxy card is properly executed and returned in time to be voted at the Meeting, the proxies named thereon will vote the interests represented by the proxy card in accordance with the instructions marked on the returned proxy card. Proxy cards that are properly executed and returned but are not marked with voting instructions will be voted FOR the Plan and FOR any other matters deemed appropriate.

Thirty-three and one-third percent (33 1/3%) of the outstanding voting shares of Disciplined Small-Cap Value must be present in person or by proxy to constitute a quorum for the Meeting. Approval of the Plan will require approval of the shares as mandated under the 1940 Act, which is the lesser of: approval by 67% or more of the votes present at the meeting if the holders of more than 50% of the outstanding votes are present; or, approval by more than 50% of the outstanding voting securities.

The inspectors of election will treat abstentions and “broker non-votes” (i.e., shares held by brokers or nominees, typically in “street name”, as to which (i) instructions have not been received from the beneficial owners or persons entitled to vote and (ii) the broker or nominee does not have discretionary voting power on a particular matter) of shares represented at the Meeting as present for purposes of determining a quorum. In addition, under the rules of the New York Stock Exchange, if a broker has not received instructions from beneficial owners or persons entitled to vote and the proposal to be voted upon may “affect substantially” a shareholder’s rights or privileges, the broker may not vote the shares as to that proposal even if it has discretionary voting power. As a result, these shares also will be treated as broker non-votes for purposes of proposals that may “affect substantially” a shareholder’s rights or privileges (but will not be treated as broker non-votes for other proposals, including adjournment of the Meeting). Abstentions and broker non-votes will be treated as shares voted against the Plan.

In addition to the proxy solicitation by mail, representatives of Insight Trust may solicit proxies by mail, telephone, facsimile, Internet or personal contact. Computershare Fund Services, Inc. has been engaged to assist in the distribution and tabulation of proxies and to assist in the solicitation of proxies. The costs of solicitation and the expenses incurred in connection with preparing this Prospectus/Proxy Statement and its enclosures will be paid by Quality Small-Cap. The anticipated cost of this proxy solicitation is approximately $120,000, plus expenses. The Trustees of Equity Trust concluded that the proposed cost of the Reorganization was reasonable, and the Reorganization would be in the best interests of Quality Small-Cap and its shareholders. The Trustees also determined that, based on the potential savings to Quality Small-Cap’s shareholders, it was appropriate for Quality Small-Cap to incur the expenses of the Reorganization.

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Pro Forma Financial Information for the Period Ending September 30, 2009

Combination of Virtus Disciplined Small-Cap Value into Virtus Quality Small-Cap

(in thousands)

The unaudited pro forma information provided herein should be read in conjunction with the annual report and semi-annual report of Virtus Disciplined Small-Cap Value and Virtus Quality Small-Cap dated December 31, 2009 and September 30, 2009, respectively, both of which are on file with the SEC and are available at no charge.

The unaudited pro forma information set forth below for the period ended September 30, 2009 is intended to present ratios and supplemental data as if the Reorganization of Virtus Disciplined Small-Cap Value (the “Predecessor Fund”) into Virtus Quality Small-Cap (the “Successor Fund”) had taken place on October 1, 2008. The Reorganization is intended to allow shareholders of the Predecessor Fund to own a fund that is similar in style and with a greater amount of combined assets after the Reorganization. The Predecessor Fund is sub-advised by Harris Investment Management, Inc. The Successor Fund is sub-advised by Kayne Anderson Rudnick Investment Management, LLC.

The funds have the same investment advisor, distributor, administrator, transfer agent, and custodian. Each of such service providers has entered into an agreement with the Funds which governs the provision of services to the Funds. Such agreements contain the same terms with respect to each Fund except for the investment advisory agreements and shareholder services fees plans. The Predecessor Fund’s investment advisory fee is 0.70% of average net assets. The Successor Fund’s investment advisory fee is 0.90% on the first $400 million of average net assets, 0.85% in excess of $400 million to $1 billion, and 0.80% in excess of $1 billion (tiers not in thousands). Effective immediately prior to the Reorganization, the Adviser will contractually reduce its advisory fee to 0.70% for the Successor fund after the Reorganization. The Predecessor Fund has a 0.05% shareholder services fee on Class I shares which is currently under a voluntary waiver. The Successor Fund does not have this shareholder services fee. In addition, the Adviser will voluntarily limit the total operating expenses (excluding interest, taxes, acquired fund fees and expenses, and extraordinary expenses) of the Sucessor Fund after the Reorganization for Class A, Class C and Class I shares to 1.42%, 2.17% and 1.17%, respectively, after the Reorganization. The Adviser may discontinue these reimbursement arrangements at any time.

Although the Funds have substantially identical investment objectives and substantially similar investment strategies, all or a substantial portion of the securities held by the Predecessor Fund may be sold after the Reorganization in order to comply with the investment practices of the Successor Fund in connection with the Reorganization. The Successor Fund’s subadviser intends to continue to focus the portfolio on a limited number of high quality securities, while the Predecessor Fund holds a much greater number of portfolio securities. The Successor Fund is therefore expected to sell any securities held by the Predecessor Fund that fall outside of its limited holdings strategy.

For any such sales, the transaction costs will be borne by the Successor Fund. Such costs are ultimately borne by the Successor Fund’s shareholders.

As of September 30, 2009, the net assets of the Predecessor Fund were $125,541 and the Successor Fund was $84,967. The net assets of the combined fund as of September 30, 2009 would have been $210,388 (after accounting for $120 in Reorganization expenses). The Successor fund after the Reorganization’s net asset value per share assumes the increase of shares of the Successor Fund at September 30, 2009 in connection with the proposed Reorganization. The amount of increased shares was calculated based on the net assets, as of September 30, 2009, of the Predecessor Fund of $58,710, $16,836 and $49,995, for Class A, Class C and Class I, respectively, and the net asset value of the Successor Fund of $8.87, $8.87 and $8.88 for Class A, Class C, and Class I respectively. Shares of the Successor Fund were increased by 4,172 for Class A, 1,179 for Class C and 3,574 for Class I in exchange for Class A, Class C, and Class I shares, respectively of the Predecessor Fund.

On a pro forma basis for the twelve months ended September 30, 2009, the proposed Reorganization would result in a decrease of $131 in the investment advisory fees charged, a decrease of $135 of reimbursement from the Adviser for the expense limitation, and a decrease of $101 in other operating expenses.

The Predecessor Fund’s gross annual operating expenses were 1.42%, 2.17% and 1.22% for Class A, Class C and Class I, respectively. The Successor Fund’s gross annual operating expenses were 1.88%, 2.63% and 1.63% for Class A, Class C and Class I, respectively. The Adviser has voluntarily agreed to limit total operating expenses (excluding interest, taxes, acquired fund fees and expenses and extraordinary expenses) of the Successor fund after the Reorganization for Class A, Class C and Class I shares to 1.42%, 2.17% and 1.17%, respectively, after the Reorganization.

The costs of the Reorganization, including the costs of the Meeting, the proxy solicitation or any adjourned session, are estimated to be $120, and will be paid by the Successor fund.

No significant accounting policies will change as a result of the proposed Reorganization, specifically, policies regarding valuation and Subchapter M compliance. The accounting survivor in the proposed Reorganization will be the Successor Fund.

The Reorganization is intended to qualify for federal income tax purposes as a tax-free reorganization under section 368 of the Code. As a condition to the closing of the Reorganization, the Funds will receive an opinion from the law firm of McDermott Will & Emery LLP to the effect that, for federal income tax purposes and based upon certain facts, assumptions, and representations, the Reorganization contemplated by the Plan more likely than not will qualify as a tax-free reorganization described in section 368(a) of the Code, and that each Fund more likely than not will be “a party to a reorganization,” within the meaning of section 368(b) of the Code. As of December 31, 2009, the Predecessor Fund held capital loss carryforwards of $13,307, and, as of March 31, 2009, the Successor

Fund held capital loss carryforwards of $2,331. The Successor Fund’s utilization after the Reorganization of any pre-Reorganization losses realized by the Successor Fund to offset income or gain realized by the Predecessor Fund could be subject to limitation.